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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 2003


                   Commission File Number _____________________


                              INTRAWEST CORPORATION
                   -------------------------------------------
                               (Registrant's name)


                          SUITE 800, 200 BURRARD STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                   -------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  [  ]                Form 40-F  [ X ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  [  ]           No  [ X ]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Intrawest Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 6, 2003
         Intrawest Corporation



By:
/s/  Ross Meacher
---------------------------
Ross Meacher
Corporate Secretary


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                                [INTRAWEST LOGO]
                                www.intrawest.com

Listed:      NYSE TSX                                               NEWS RELEASE

Symbols:     IDR (NYSE) ITW (TSX)                          FOR IMMEDIATE RELEASE



           INTRAWEST CORPORATION ANNOUNCES PRIVATE OFFERING OF SENIOR
                        NOTES; INCREASES SIZE OF OFFERING

                     ALL DOLLAR AMOUNTS ARE IN U.S. CURRENCY

VANCOUVER, OCTOBER 1, 2003 - Intrawest Corporation announced that it has agreed to sell, on a private placement basis in the United States under Rule 144A of the Securities Act of 1933, as amended (the Securities Act) and in certain Canadian provinces, $350 million aggregate principal amount of 7.5 per cent senior notes due October 15, 2013 (the Notes). The Notes are being sold at par. The size of the offering was increased from the previously announced $250 million aggregate principal amount. The closing of the offering is expected to take place on or about October 9, 2003.

The company intends to use the proceeds from the sale of Notes to retire $200 million principal amount of its outstanding 9.75 per cent Senior Notes due August 15, 2008 which are subject to a tender offer and consent solicitation which commenced on September 29, 2003. The balance of the net proceeds will be used to reduce bank and other indebtedness.

The Notes will not be and have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any Notes or any other securities, nor will there be any sale of the Notes or any other security in any jurisdiction in which such an offer or sale would be unlawful.

Intrawest Corporation (IDR:NYSE; ITW:TSX) is the world's leading developer and operator of village-centered resorts. The company owns or controls 10 mountain resorts, including Whistler Blackcomb, North America's most popular mountain resort. Intrawest also owns Sandestin Golf and Beach Resort in Florida and has a premier vacation ownership business, Club Intrawest. The Company is developing additional resort villages at six resorts in North America and Europe. The Company has a 45 per cent interest in Alpine Helicopters Ltd., owner of Canadian Mountain Holidays, the largest heli-skiing operation in the world. Intrawest is headquartered in Vancouver, British Columbia and is located on the World Wide Web at www.intrawest.com.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, Intrawest's ability to implement its business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

                                      -30-

For additional information, contact Mr. John Currie, senior vice president, financing and taxation, at (604) 669-9777 or Stephen Forgacs, manager, investor relations and corporate communications, at (604) 623-6620 or at sforgacs@intrawest.com.

If you would like to receive future news releases by email, please contact investor_relations@intrawest.com